Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

KIMBER FILES FORM F-3 SHELF REGISTRATION STATEMENT FOR FUTURE FINANCINGS IN THE UNITED STATES

June 4, 2008

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR) has today filed a Form F-3 registration statement with the United States Securities and Exchange Commission. This filing, when it becomes effective, will allow the Company to make offerings of common shares (the "Equity Securities") up to an aggregate initial offering price of US$20,000,000 in the United States for an indefinite period from the time the registration statement becomes effective. Equity securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf registration supplement. The net proceeds from the sale of the Equity Securities will be used for exploration of the Company’s Monterde, Pericones and Setago properties, advancement of the Carmen deposit and for general corporate purposes, including funding potential future acquisitions and capital expenditures.

The Equity Securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Equity Securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Company's Monterde property, where three gold-silver deposits have already been identified. The most advanced of these, the Carmen deposit, has been extensively drilled and is currently undergoing detailed geologic modeling in order to evaluate the potential for a combined open pit and underground mining operation based on current resources.  Further, reconnaissance exploration carried out in 2007 has identified a number of new exploration targets on Kimber’s properties in the Sierra Madre.  In addition, the Company has a 100% interest in the mineral concessions of its Pericones property, an 11,890 hectare property targeted for silver, located approximately 100 kilometres southwest of Mexico City.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton

Manager of Investor Relations

or

Gordon Cummings CA

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.